Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261
Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com	T (804) 771.5700 F (804) 771.5777 kaufCAN.com

February 16, 2010

By EDGAR and U.S. Mail

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited
Pre-Effective Amendment No. 4 to Registration Statement on Form S-1
File No: 333-163041

Dear Mr. Morris:

On behalf of Dehaier Medical Systems Limited (“Dehaier”) and in response to the comments set forth in your letter dated February 9, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 4 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by Dehaier. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	We are unable to reconcile your response to prior comment 1 with your disclosure in the registration statement. In this regard, we note:

•

Your statement that the website at http://www.dehaier.com.cn/dhrweb/abouten.aspx (referred to as the “website”) has been corrected to refer to the business development of Dehaier. We are unable to locate these revisions as it appears that the website is currently non-functional. Please advise.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

The referenced website is not Dehaier’s current website and had last been in use in 2006. Dehaier does not reference this website anywhere in the registration statement. As this is not Dehaier’s current website some of the information on the website was inaccurate or outdated. Dehaier has now made efforts to correct all inaccurate information; however, as soon as SEC Staff has confirmed that appropriate changes have been made, the website will be taken down permanently. As stated in the registration statement, Dehaier’s corporate website is www.chinadhr.com. The website has been corrected to refer only to the business development of Dehaier and not to Mr. Chen’s endeavors prior to forming Dehaier.

•

that the website stated that Beijing Dehaier Medical Technology Co., Ltd. was established in 1991. However, on page 5 of the prospectus you state that your operating subsidiary, which appears to bear the same name, was established on September 24, 2003. Please reconcile.

As stated above, the above referenced website is not Dehaier’s current corporate website. The entity that was established in 1991 was a Chinese entity controlled by Mr. Chen. When the English language website was created, the name Beijing Dehaier Medical Technology Co., Ltd. was mistakenly applied to Mr. Chen’s 1991 entity. This mistake has been corrected on the website. Beijing Dehaier Medical Technology Co., Ltd. was established on September 24, 2003, as stated in the prospectus.

•

Your statement that the developmental history presented on the website “related to Mr. Chen’s endeavors prior to forming Dehaier.” However, the development history that appeared on the website covered the period from 1991 to 2005. This period extends beyond the formation of BTL (in 2001), BDL (in 2003) and Dehaier (in 2003). Please explain the periods of overlap and revise to reconcile, as appropriate.

Dehaier regrets any lack of clarity in its previous responses that resulted in this overlap. The information on the website from 1991 to 2001 referred to Mr. Chen’s endeavors only, prior to the creation of Dehaier. BTL was formed in 2001, followed by BDL and Dehaier in 2003. The inaccurate information has been removed from the website; however, this website as a whole will be permanently removed after SEC Staff has an opportunity to review the revisions.

•

That the website stated that in 2003 the company was “[i]ntroduced in venture investment and became a high-tech joint venture enterprise.” This would appear to coincide with the formation of Dehaier in 2003. Please more clearly explain the relationship between the company established in 1991 and Dehaier (and its affiliates, including BTL and BDL). In your response, please tell us whether the company established in 1991 was involved in the formation of Dehaier (or its affiliates, including BTL and BDL).

The company established in 1991 and Dehaier and its affiliates were all controlled by Mr. Chen. The company established in 1991 was controlled by Mr. Chen and was a precursor to, but did not directly or indirectly become Dehaier, BTL or BDL. There was no legal relationship between the company established in 1991 and Dehaier and its affiliates.

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

Please provide a separate and detailed response to each of the bullets set forth above.

2.	We note your response to prior comment 2; however, we are unable to locate your recent developments section. An appropriate recent developments section should discuss your operations and any relevant trends that you have identified since the date of the most recent financial statements included in your registration statement. It is not sufficient to merely state that you have continued to operate your business.

The section entitled “Recent Corporate Developments” can be found on page 57 of the registration statement. Similarly, the section entitled “Our Market” begins on page 57 and discusses the most important systemic trends affecting Dehaier at present (in particular, the current government initiative announced in April 2009 that is disclosed on page 58). Dehaier has added the following disclosure to that section discussing its operations and trends it has identified since September 30, 2009:

Since September 30, 2009 we have not developed any new products, received any new patents or entered into any new contracts with new providers. We have not had any material business or corporate developments since September 30, 2009. During this time, we have continued to market and sell our branded and distributed products. We have recently benefitted from additional spending in our industry, as government initiatives and public interest in health care have grown.

China is trending toward greater investment in our industry. The Chinese government implemented large-scale healthcare reform in April 2009. As part of China’s stimulus package, the State Council allocated $123 billion as part of its New Medical Reform Plan. Allocation of this stimulus money has resulted in increased spending in our industry. Additionally, the 2003 outbreak of SARS, the 2006 avian flu and the 2009 swine flu pandemic have heightened public awareness of safe filtering, resulting in increased spending in our industry and increased interest in our products, including, in particular, our products related to ventilators and respiratory care. See “Our Industry,” “Risk Factors” and “Our Market.”

Assembly, page 3

3.	We note your revisions in response to our prior comment 7. You state that in some cases, you assemble components that must be incorporated into final products by other companies. Please clarify whether those final products are considered your branded products or your distributed products. In addition, disclose whether any of these products are distributed by other companies. As appropriate, revise the first paragraph under Our Company on page 1 and the disclosure in your Description of Business section to describe this aspect of your business.

Dehaier clarifies that it only assembles components that must be incorporated into final products by other companies for its branded products. These products are not distributed by other companies, other than Friend of Health, which produces some of Dehaier’s branded oxygen concentrators and air compressors and is then allowed to sell those products in Chuzhou only. Dehaier has revised the disclosure in the registration statement accordingly.

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

Our Structure, page 7

4.	We note your response to prior comments 8 and re-issue in part. Please revise your disclosure under the heading “Related Party Transactions” to provide the information required by Item 404 with respect to any agreements or arrangements between BTL, BDL and Dehaier, including working capital loans. For example, and without limitation, please revise to describe whether interest will be paid by BTL, the repayment schedule for the loans, and whether BTL will continue to make repayments if BDL defaults on its bank loans. In addition, please revise to identify the building owned by BTL which is pledged as collateral and the specific bank loans for which the building is pledged as collateral. Alternatively, please tell us why you believe that revisions are unnecessary.

Dehaier has added disclosure under the heading “Related Party Transactions” to provide the information required by Item 404 with respect to all agreements or arrangements between BTL, BDL and Dehaier. The added disclosure reads as follows:

BTL has pledged its property at 45 Yong An Road, Science Park, Changping District, Beijing, 102200, as collateral for BDL’s loan contract, executed on May 5, 2009 with ICBC in Beijing. In exchange, BDL advances money to BTL to finance its operations. The advances from BDL to BTL are non-interest bearing. There is no formal agreement between BDL and BTL governing these advances. These are advances made to BTL as needed with no repayment schedule. Repayments are made when BTL has the available funds. Additionally, Mr. Chen has personally guaranteed BDL’s bank loan. BTL, in turn, has agreed to indemnify Mr. Chen and guarantee his performance should he ever be called on to perform under BDL’s bank loan.

5.	We reference prior comment 9. We see that you continue to state that BTL’s sales are included in Dehaier’s total sales when it appears that the service income is not included within total sales but rather within other operating income. Please clarify.

Dehaier has revised footnote 7 on pages 7 and 34 to clarify that BTL’s sales are included in Dehaier’s consolidated income from operations rather than total sales.

Make-Good Escrow, page 9

6.	We note your response to our prior comment 11; however, please revise to clarify when the shares will be placed into escrow. Additionally, we note your revised disclosure that your agreement with your placement agent to value the company based on a multiple of 6.6 times your after-tax earnings for the year ended December 31, 2010 is subject to the terms of the Make-Good Escrow agreement. Please revise to clarify how the valuation set forth in the placement agent agreement is subject to the terms of the Make-Good Escrow agreement.

Dehaier has revised the disclosure to clarify that the shares will be placed into escrow prior to Dehaier requesting effectiveness of the registration statement. Dehaier has further revised the disclosure to

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

clarify that the multiple agreed upon with the Placement Agent is subject to the Make-Good Escrow Agreement to the extent Dehaier can redeem a sufficient number of Make-Good Shares to raise 2010 audited after-tax earnings per share to $0.80.

The Make-Good Escrow ensures that the pricing of the offering will meet the multiple, up to a certain point. Should Dehaier fail to meet the target 2010 earnings per share of $0.80, Dehaier will redeem and cancel the Make-Good Shares to the extent necessary to meet the 2010 earnings per share target. However, Dehaier cannot guarantee that there will be a sufficient number of Make-Good Shares to increase earnings per share to $0.80 if Dehaier either has low net income or any net losses in 2010. If Dehaier cannot redeem enough shares to increase earnings per share to $0.80 then the multiple on which the value of Dehaier was based (approximately 6.6 times 2010 earnings per share) will necessarily change. As noted in prior response 39 in the response letter dated January 19, 2010, the multiple will not be re-negotiated; it will simply shift as a result of the math involved.

7.	Please tell us whether the earnings per share figure set forth in the second paragraph of this section is an earnings projection or merely the threshold to be achieved in order to fully release the Make-Good shares.

The earnings per share figure set forth in the second paragraph of this section is a threshold, and not an earnings projection. In negotiations with the Placement Agent, Dehaier provided its best estimate of 2010 net earnings. Dehaier and the Placement Agent then negotiated a discount of that figure to make the figure more conservative. Thus, the earnings per share figure set forth in the second paragraph of this section represents the threshold that Dehaier must achieve in order to fully release the Make-Good Shares, such threshold representing Dehaier’s best estimate of its 2010 net earnings, as adjusted pursuant to negotiations with the Placement Agent. Dehaier has revised references to this figure to reflect that it is a “target” rather than a “projection.”

Risk Factors, page 12

We sell our products primarily to distributors, page 13

8.	We note your response to our prior comment 6 and reissue in part. Please revise to clarify whether products are purchased by distributors on consignment and returned if not sold or if distributors purchase all products ordered regardless of whether the products are ultimately sold. In addition, please revise to clarify the meaning of the term “underperforming.” For example, it appears that your form of distribution agreement contains a provision setting forth an annual sales target. Is performance (or underperformance) judged solely by reference to that objective measure? Alternatively, please disclose the types of underperformance for which the company may terminate the contract.

Dehaier has revised the disclosure to clarify that distributors purchase all products ordered regardless of whether the products are ultimately sold. Products are not purchased by distributors on consignment, and distributors have no right to return unsold products. Dehaier believes the distributors are likely to order products from Dehaier to satisfy their customers’ orders. Dehaier has also revised the registration statement to clarify that it may terminate a contract with a distributor if it

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

is not satisfied with the performance of that distributor for any reason. Failing to meet the annual sales target set forth in the distribution agreement is one of many possible circumstances that may lead Dehaier to consider terminating a relationship with a distributor. Dehaier does not have a set list of types of underperformance; rather, it simply may terminate distributors if Dehaier is not satisfied with a distributor’s performance in any way. Given the breadth of reasons for which Dehaier is free to terminate, Dehaier has not attempted to provide any list of such reasons to avoid any claim that such a list is exhaustive.

BDL is also required to allocate a portion, page 24

9.	We note your response to prior comment 13. Please disclose the amount of the fine, if material.

Dehaier has been advised by Chinese counsel that the amount of any such fine would not be material to Dehaier. The amount of such fines varies and is up to the discretion of Chinese authorities; however it is unlikely that any such fine would exceed ¥10,000 (approximately $1,500). This estimate is based on a prior maximum fine of ¥5,000 (approximately $750). In view of the immateriality, this fine has not been added to the disclosure.

10.	Please create a separate risk factor for the last paragraph of this risk factor or revise the heading of this risk factor to reflect the risks you discuss in the last paragraph.

Dehaier has created a separate risk factor for the last paragraph of the referenced risk factor. The heading of the new risk factor reads:

PRC law requires allocation to the general reserve before distribution of the after-tax profits of foreign invested companies, which could prevent us from receiving the dividends from BDL.

If our financial condition deteriorates, page 27

11.	We note your response to our prior comment 14. However, we cannot concur with your response and reissue our prior comment. The heading of this risk factor implies that you would fail to meet initial listing standards on the NASDAQ Capital Market only if your financial condition deteriorates. Revise the risk factor heading to convey the substance of your response to prior comment 14.

To clarify the risks involved, Dehaier has split the referenced risk factor into two separate risk factors to convey (i) that if Dehaier’s financial condition deteriorates and the registration and offering period is significantly delayed, it may not meet the objective net income standard of the initial listing standards for the NASDAQ Capital Market, and (ii) if Dehaier does become listed on the NASDAQ Capital Market and its financial condition subsequently deteriorates, Dehaier may not meet continued listing standards on the NASDAQ Capital Market.

12.	In the final paragraph of your response to prior comment 14, you state that you will not request effectiveness of the registration statement until you have been notified that your

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

application has been accepted for listing. However, you state in the registration statement that you will not close the offering until you have been notified that your application has been accepted for listing. Please reconcile.

Dehaier confirms that the language in the registration statement is correct – Dehaier will not close the offering until it has been notified by NASDAQ that its application for listing has been accepted. Dehaier will not be admitted to NASDAQ until it confirms that it will meet the minimum number of round lot holders, which it will confirm before it seeks to close the offering.

Principal Suppliers—Our Branded Products, page 63

13.	We note your response to prior comment 16. However, your relationship with Friend of Health remains unclear. For example, please revise to clarify if Friend of Health acts as an assembler and/or distributor of your products in addition to a supplier. Please also revise to describe whether other suppliers of components also assemble and/or distribute your products. Additionally, please tell us whether, and if so, how, your current relationship with Friend of Health differs from the “close relationship” with Friend of Health described in your response to prior comment 1.

In the past, Dehaier considered the possibility of acquiring an ownership stake in Friend of Health or possibly entering into a joint venture with Friend of Health. However, that relationship did not materialize and Dehaier never acquired any stake in Friend of Health. Nor did it enter into any joint venture with Friend of Health. No negotiations, understandings or agreements are in place or contemplated regarding such matters. Friend of Health is simply a company with which Dehaier does business. Friend of Health is one of Dehaier’s principal suppliers and also assembles some of Dehaier’s oxygen concentrators and air compressors. Dehaier also allows them to distribute these products in Chuzhou only. Friend of Health is the only supplier that also assembles and/or distributes finished products for Dehaier. Dehaier has revised the registration statement accordingly.

Concentration of Receivables, page 68

14.	We note your response to our prior comment 19. However, it does not appear that you have revised the registration statement in response to our comment. Please revise your disclosure to clarify whether this section discusses the same four customers for each period presented, to clarify the percentage of receivables that are attributable to each specific customer at each period, and to clarify whether Poverty Aid Office is one of the four customers referenced in this section. In addition, disclose whether the loss of any of the customers referenced in this section would materially affect your business. Note that materiality is not determined solely with reference to revenues and without regard for other facts and circumstances. To the extent that the loss of these customers would materially impact your business, disclose the identity of the customers.

Dehaier reiterates that the loss of any of these customers other than Poverty Aid Office would not materially affect Dehaier’s business. The amount of receivables is determined on the balance sheet date. The fact that Dehaier may have a high amount of receivables attributable to a particular customer

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

on the date of the balance sheet is not an indication of dependence on that customer. It is only an indication of receivables on that particular day and does not reflect total revenues. For example, a customer that purchased products on December 30 and paid on January 2 could be on this list due solely to such timing.

While Dehaier reiterates that this information is not material, Dehaier has nevertheless added disclosure to clarify the percentage of receivables attributable to each specific customer at each period and to indicate that Poverty Aid Office is one of the four customers referenced in three out of the four periods. The added disclosure reads as follows:

The table below shows the four highest receivable percentages as of December 31, 2007 and 2008 and September 30, 2008 and 2009. The four customers vary at each period and only our major customer, Poverty Aid Office, has been identified. The loss of any other customer would not materially affect our business.

December 31, 2007		December 31, 2008		September 30, 2008		September 30, 2009
A	20%	B (Poverty Aid Office)	17%	B (Poverty Aid Office)	16%	H	9%
B (Poverty Aid Office)	12%	E	13%	A	14%	I	9%
C	11%	F	11%	F	9%	J	8%
D	10%	G	10%	E	8%	K	7%

Competition—Generally, page 68

15.	We note your response to our prior comment 20. However, the phrase “[f]or domestic sales, our competitors include…” still appears in the disclosure. Please revise to remove all statements which imply that you have already expanded into international markets.

Dehaier has revised the disclosure to remove all statements that could be read to imply Dehaier has already expanded into international markets.

Tax Matters Applicable to U.S. Holders...., page 94

16.	We note your response to prior comment 22; however, we are unable to agree with your analysis. Where tax consequences are material to investors, you must file either a short-form opinion or a long-form opinion. If you file a short-form opinion, it must be valid as of the date of effectiveness and expressly state that the applicable discussion in the prospectus is counsel’s opinion. Also note that to the extent the discussion in the prospectus is intended to be your opinion, you should remove the reference to a “brief” discussion as the term may improperly suggest that you are not opining on all material tax consequences.

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

Dehaier has filed the requested short-form opinions. The opinions are dated as of the date they are filed but expressly state that they and the tax matters discussed therein are valid and accurate as of the date of effectiveness. The opinions expressly state that the applicable discussion in the prospectus is counsel’s opinion, as does the discussion on page 94 of the registration statement. Dehaier has removed the reference to a “brief” discussion from the registration statement.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation, page F-7

17.	We note your response to prior comment 25; however it remains unclear how these entities are under common control since your response states that the common shareholders are not immediate shareholders and there is no contemporaneous written evidence of an agreement to vote a majority of the shares in concert. We refer you to paragraph 3 of EITF 02-5.

Dehaier, BDL and BTL were under common control at the time BDL and BTL were initially consolidated with Dehaier. Pursuant to EITF 02-5, Mr. Chen owned more than 50% of the voting ownership interest of Dehaier, BDL and BTL until October 31, 2009, when each share of preferred stock was converted into common shares on a 1-to-1 basis. Because Mr. Chen owned a majority of the voting interests, no contemporaneous written evidence of a voting agreement is needed for common control. The table below shows the ownership of Dehaier’s voting shares and non-voting preferred stock when Dehaier consolidated BDL and BTL. We have revised Note 2 to the consolidated financial statements under the heading “Basis of Consolidation,” accordingly.

	Common Shares		Non-Voting Preferred Stock
	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Crystal East Group Limited	—	—	120,000	100%
Dehaier Investment Holdings Ltd.	—	—	—	—
Ping Chen, through 100% ownership of Chen Ping Ltd.	363,909	70.43%	—	—
Outstanding Team Holding Limited	152,813	29.57%	—	—

At the time Dehaier initially consolidated BDL and BTL, Dehaier had 96.37% ownership of BDL and Ping Chen had 86% ownership of BTL. Because Ping Chen had 100% ownership of Chen Ping Ltd., which had 70.43% ownership of Dehaier, BTL, BDL and Dehaier were under common control.

18.	As a related matter, if Dehaier, BDL and BTL are not under common control, please provide us with your analysis under FASB ASC 810 as to why BDL is the primary beneficiary and should consolidate BTL. In addition, if there is no common control, tell us how this affects the values you used to initially consolidate BTL within BDL. We refer you to FASB ASC 810-10-30-1.

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

Please see the response to Comment 17 above. As noted above, the entities were under common control; as a result, Dehaier has not addressed the rest of this comment.

Exhibits

19.	We note your response to our prior comment 27. However, if the company is a party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if written, the company should provide a written description of the contract. See Compliance and Disclosure Interpretation 146.04 of Regulation S-K.

Dehaier has filed a description of the terms upon which BDL loans money to BTL to finance its operations. The written description of the terms is filed as Exhibit 10.24 to the registration statement.

Exhibit 5.1

20.	We note that your assumptions are overbroad. For instance, refer to the second sentence of the second paragraph of the opinion. You may not assume the accuracy of statements, covenants and representations and warranties that are readily ascertainable. When providing a revised opinion to remove inappropriate assumptions, your counsel should evaluate whether the assumed facts are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5) and, if so, whether those facts can be established by certificates from the registrant’s officers or otherwise. Make similar revisions to Exhibit 5.2 to remove overbroad assumptions, including those related to company meetings and resolutions and the absence of prohibitions. Note that the examples cited are not intended as an exhaustive list.

Virginia and British Virgin Islands counsel for Dehaier have revised their opinions to state that they will rely on an Officer’s Certificate from an Officer of Dehaier, certifying to the truth and accuracy of statements, covenants, representations and warranties made by Dehaier.

21.	It is inappropriate for the counsel to assume that the placement agreement pursuant to which the placement agent warrants will be sold has been duly executed by, and is valid and binding upon, the company. Please revise.

Virginia counsel for Dehaier has removed the referenced assumption and has revised the opinion to state that it will rely on representations made by officer’s of Dehaier as to all questions of fact material to the opinion.

22.	We note the limitation contained in the final sentence of the third paragraph of the opinion. It is not clear why the assumption that there is nothing under any other law that would affect or vary the opinion is necessary, given the explicit statement

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

that the opinion speaks only as to Virginia law. As written, the assumption contained in the opinion could apply broadly to exclude Virginia conflict laws. Please remove the assumption, or file an opinion from appropriate counsel that addresses the legal questions carved out by the assumption.

Virginia counsel for Dehaier has removed the referenced sentence from its opinion. The revised paragraph reads as follows:

The following opinion is given only as to matters of Virginia law, and we express no opinion with respect to any matters governed by or construed in accordance with the laws of any jurisdiction other than the Commonwealth of Virginia. On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Placement Agent Warrants to be issued pursuant to the Placement Agreement in connection with this Offering, when so issued, will be legal, binding obligations of the Company under Virginia law.

23.	Refer to the second-to-last paragraph of the opinion. We note that the placement agent warrants have not been issued. Please revise to clarify that when the warrants are issued they “will be” legal and binding obligations of the company.

Virginia counsel for Dehaier has revised its opinion to clarify that when the warrants are issued they “will be” legal and binding obligations of Dehaier.

Exhibit 5.2

24.	Refer to the final sentence of the third paragraph of the opinion. Please remove the date restriction or confirm that you will re-file the opinion on the date of effectiveness.

The British Virgin Islands counsel opinion filed by Dehaier as Exhibit 5.2 is a form opinion. The final executed opinion will be dated as of the date of effectiveness of the registration statement.

25.	Refer to the third-to-last paragraph of the opinion. This paragraph does not appear to be necessary given the language in the last sentence of the third paragraph of the opinion. Please delete the paragraph or tell us why you believe revisions are unnecessary.

British Virgin Islands counsel has deleted the referenced paragraph.

26.	Refer to the second-to-last paragraph of the opinion. It is not clear why this paragraph is necessary to the opinion. Please delete this paragraph or tell us why you believe that revisions are unnecessary.

British Virgin Islands counsel has deleted the referenced paragraph.

Daniel Morris, Esq.

Securities and Exchange Commission

February 16, 2010

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Fourth Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Mr. Ping Chen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.
Zachary B. Ring, Esq.

Enclosures:

Redlined copy of the Fourth Pre-Effective Amendment to

Third Pre-Effective Amendment of Registration Statement on Form S-1

(under separate cover)